[GOLDMAN SACHS LETTERHEAD]

May 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
IHS Inc.
Filed on Form S-1
Registration No. 333-122565

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between May 9, 2005 and the date hereof 29,200 copies of the Preliminary Prospectus dated May 9, 2005 were distributed as follows: 26,525 to 6 prospective underwriters; 350 to 2 prospective dealers; 2,295 to 2,289 institutional investors; 9 to 3 rating agencies and 21 to 20 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on May 25, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
UBS SECURITIES LLC
KEYBANC CAPITAL MARKETS, A DIVISION OF MCDONALD INVESTMENTS INC.
PIPER JAFFRAY & CO.

As Representatives of the Prospective Underwriters
By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)